KAYE COOPER FIORE KAY & ROSENBERG, LLP
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DAVID M. KAYE	Direct Dial
Admitted in NJ and NY	(973) 443-0670

February 8, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Allicia Lam

Re:	China Youth Media, Inc.
n/k/a Midwest Energy Emissions Corp.
Amendment No. 3 to Form 8-K
Filed January 20, 2012
File No. 000-33067

Dear Mr. Kruczek:

On behalf of China Youth Media, Inc., now known as Midwest Energy Emissions Corp. (the “Company”), we herein provide the following response to the comment letter dated February 3, 2012 from the Staff of the Commission, regarding the above-listed filing.  We have provided the Staff’s comment in bold and italics followed by the Company’s response.

1.
Although we do not necessarily agree with the analysis or conclusions expressed in your response to prior comment 1, we do not intend to comment further on these issues at this time.  Please refer to the acknowledgements at the end of this letter.

RESPONSE:  This will confirm that the Company understands that although the Staff does not necessarily agree with the analysis or conclusions expressed in the Company’s response to prior comment 1, the Staff does not intend to comment further on these issues at this time.  See the letter attached hereto with respect to the acknowledgements of the Company.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ David M. Kaye

David M. Kaye

cc: Midwest Energy Emissions Corp.

February 8, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Allicia Lam

Re:	China Youth Media, Inc.
n/k/a Midwest Energy Emissions Corp.
Amendment No. 3 to Form 8-K
Filed January 20, 2012
File No. 000-33067

Dear Mr. Kruczek:

China Youth Media, Inc., now known as Midwest Energy Emissions Corp. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about February 8, 2012:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.

Sincerely,

/s/ John F. Norris, Jr.

John F. Norris, Jr.
Chief Executive Officer